Exhibit 99.1

Fort Technology Aims for Strategic Partnership with Logia USA to Fuel the Future of Data Centers

Proposed Investment and collaboration, as contemplated by a letter of intent, aims to evaluate the feasibility of providing critical power infrastructure with advanced fuel maintenance solutions to the estimated $300 billion market of data centers in 2026

Toronto, Ontario, June 24, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (Nasdaq: FRTT, TSXV: FORT) (“Fort” or the “Company”), today announced it has signed a non-binding letter of intent (“LOI”) for a proposed strategic investment and partnership with Logia USA Inc., a private company wholly own by Mr. Yair Harel founder of Logia Israel Ltd., a pioneering provider of automated fuel maintenance and integrity systems for standby power generation. These systems are currently sold and deployed with leading companies in Israel.

The purpose of this LOI is to confirm the interest of both parties in a proposed strategic partnership and investment to leverage the extensive experience, knowhow and proven technology developed by Mr. Yair Harel through Logia Israel Ltd.

Under the terms of the LOI, Fort has proposed to acquire 50.1% of Logia USA (subject to an equity rebalancing mechanism) and extend a credit facility of up to USD$2 million (with potential for an additional USD$5 million line at the sole discretion of Fort) to accelerate U.S. growth, product development, and market expansion. The proposed structure includes performance-based equity compensation of shares of Fort to the founder of Logia USA, based on the performance of Logia USA. The LOI also provides for potential equity rebalancing based on certain milestone achievements, which may result in the founder of Logia holding up to 85% and Fort 15% of Logia USA upon full achievement of the targets within 3 years from the date of definitive agreements.

Since 2009, the shift to ultra-low sulfur fuels has fundamentally changed the risk profile of standby power. Fuel degrades faster, absorbs water more readily, and creates conditions for bacterial growth, all while sitting undetected in the tank. The result: 75% of emergency engine failures trace back to contaminated fuel, not hardware failure.

For data centers, this is not a maintenance issue, it is an uptime risk. Every generator that fails to start creates a gap in the multi-million-dollar resilience architecture built to support the digital economy and the AI revolution. With the global data center market projected to grow from $300 billion in 2026 to approximately $700 billion by 2034, fuel integrity is becoming increasingly mission critical.

Logia’s automated fuel integrity systems deliver continuous, real-time monitoring and filtration that ensure fuel meets ASTM D975 standards, preserving fuel quality for years while minimizing maintenance costs and guaranteeing reliable generator performance when power fails.

Upon completion of the transactions contemplated by the LOI, the parties intend to expand these capabilities into the United States and additional markets, with a primary focus on the data center sector, where reliable backup power infrastructure is mission-critical.

The proposed transaction remains subject to further evaluation and the negotiation and signing of a definitive agreement, the approval of the TSX Venture Exchange, the completion of final due diligence and the satisfaction of customary closing conditions. There can be no assurance that the evaluation activities contemplated by the LOI will result in the execution of a definitive agreement or any commercial arrangement between the parties or be approved by the TSX Venture Exchange.

In addition, the Company announces that Avishay Rashuk was appointed Chief Financial Officer effective as of the Company’s Nasdaq listing date, June 8, 2026.

About the Company

Fort Technology Inc. operates a business as an established manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industries. Fort Technology Inc.’s material subsidiary, Fort Products Limited, has operated in the pest control industry since its incorporation in 2005 and has accumulated nearly 20 years of technical experience.

For further information, please contact:

Gabi Kabazo
Chief Executive Officer
Fort Technology Inc.
Telephone: (604) 833-6820
Email: Office@Fort-Tech.io

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including the negotiation and execution of a definitive agreement with Logia USA and the completion of the proposed transaction with Logia USA, the receipt of TSX Venture Exchange approval, the satisfaction of closing conditions, the intention of the parties to expand into the United States and additional markets, with a primary focus on the data center sector, the anticipated growth of the global data center market and the achievement of milestones in the definitive agreement between the Company and Logia USA, and statements regarding Fort’s intentions, objectives, plans, expectations, assumptions and beliefs about future events, including Fort’s expectations with respect to the financial and operating performance of its business, its capital position, and future growth. The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement of Form 20-F (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.